UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42712

HAPPY CITY HOLDINGS LIMITED

(Translation of registrant’s name into English)

30 Cecil Street

#19-08 Prudential Tower

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on January 23, 2026, Happy City Holdings Limited (the “Company”) received notice from the staff of the Listing Qualifications department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company no longer satisfied the minimum $2,500,000 stockholders’ equity requirement or the alternative requirements set forth in Nasdaq Listing Rule 5550(b), including the minimum $35 million market value of listed securities (“MVLS”) requirement (the “MVLS Rule”), for the continued listing of the Company’s Class A ordinary shares on The Nasdaq Capital Market.

On June 2, 2026, Nasdaq issued to the Company formal notice that the Company has evidenced compliance with the MVLS Rule and all other applicable criteria for continued listing on The Nasdaq Capital Market. Accordingly, the matter has been closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2026	Happy City Holdings Limited

	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director

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